SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CORPORATE EVENTS CALENDAR – 2014
(Updated May 21, 2014)

Company Name	GOL LINHAS AÉREAS INTELIGENTES S.A.
Central Office Address	Praça Comandante Lineu Gomes, s/n, portaria 3, Aeroporto, CEP 04626-900 – São Paulo - SP
Internet Site	www.voegol.com.br/ir
Director of Investor Relations	Name: Edmar Prado Lopes Neto
E-mail: ri@golnaweb.com.br
Telephone: (55 11) 2128-4700
Fax: (55 11) 5098-7888
Responsible for Investor Relations Area	Name: Edmar Prado Lopes Neto
E-mail: ri@golnaweb.com.br
Telephone: (55 11) 2128-4700
Fax: (55 11) 5098-7888
Publications (and locality) in which its corporate documents are published	Valor Econômico (São Paulo) Diário Oficial do Estado de São Paulo
Material Fact or Act Websites Disclosure	Valor Econômico Portal - www.valor.com.br/valor-ri NEO1 Portal - www.portalneo1.net
The Company is bound to submit all matters of arbitration to the Market Arbitration Chamber, pursuant to the Arbitration Clause of the Company’s Bylaws.

Annual Financial Statements and Consolidated Financial Statements, when applicable, related to the fiscal year ended on 12/31/2013
EVENT	DATE
Accessible to Stockholders	03/25/2014
Publication	03/25/2014
Submission to BM&FBOVESPA	03/25/2014

Standardized Financial Statement (DFP), related to the fiscal year ended on 12/31/2013
EVENT	DATE
Submission to BM&FBOVESPA	03/25/2014

Annual Financial Statements and Consolidated Financial Statements, when applicable, according to international standards, related to the fiscal year ended on 12/31/2013
EVENT	DATE
Submission to BM&FBOVESPA	03/25/2014

Cash Payments from net income from the fiscal year ended on 12/31/2013
Event	Event Date	Amount (R$)	Amount per share Common and Preferred	Payment Date
ON

1

Reference Form for the ongoing fiscal year ended on 12/31/2014
EVENT	DATE
Submission to BM&FBOVESPA	05/30/2014

Quarterly Financial Statements – ITR

EVENT	DATE
Submission to BM&FBOVESPA
Related to the 1st quarter 2014	05/14/2014
Related to the 2nd quarter 2014	08/13/2014
Related to the 3rd quarter 2014	11/12/2014

Quarterly Financial Statements in English or in accordance with international standards

EVENT	DATE
Submission to BM&FBOVESPA
Related to the 1st quarter 2014	05/14/2014
Related to the 2nd quarter 2014	08/13/2014
Related to the 3rd quarter 2014	11/12/2014

Annual General Meeting

EVENT	DATE
Publication of the Call Notice	04/14/2014 04/15/2014 04/16/2014 04/17/2014
Submission of the Call Notice to BM&FBOVESPA	04/11/2014
Submission of the Administrative Proposal to BM&FBOVESPA	03/28/2014
Annual General Meeting	04/30/2014
Filing of the main resolutions of the Board of Directors Meeting to BM&FBOVESPA	04/30/2014
Submission of the Minutes of the Annual General Meeting to BM&FBOVESPA	04/30/2014

Public Meetings with Analysts

EVENT	DATE
GOL DAY (NY) - Meeting with Analysts – Audio and presentation will be available in the Investor Relations website: www.voegol.com.br/ir	06/24/2014
APIMEC GOL (RJ) - Public Meeting with Analysts and Investors – Audio and presentation will be available in the Investor Relations website: www.voegol.com.br/ir	08/18/2014
GOL DAY (SP) - Public Meeting with Analysts and Investors – Audio and presentation will be available in the Investor Relations website: www.voegol.com.br/ir	11/25/2014

Conference Call to discuss quarterly results in (IFRS)

EVENT	DATE
Conference Call to discuss the 4th quarter and fiscal year of 2013 financial results	03/26/2014
Conference Call to discuss the 1st quarter 2014 financial results	05/15/2014
Conference Call to discuss the 2nd quarter 2014 financial results	08/14/2014
Conference Call to discuss the 3rd quarter 2014 financial results	11/13/2014

2

EVENT	DATE
Conference Call to discuss December 2013 results – to be held at 11:00 am, in Portuguese, and at 12:00 pm, in English (Eastern Standard Time)	01/22/2014

Conference Call to discuss Strategic Alliance Announcement - to be held at 5:30pm, in Portuguese, and at 6:00pm, in English, Eastern Standard Time. Audio and presentation will be available in the Investor Relations website: www.voegol.com.br/ir.

02/19/2014
Conference Call to discuss March 2014 results	04/28/2014
Conference Call to discuss June 2014 results	07/22/2014
Conference Call to discuss September 2014 results	10/21/2014

Board of Directors’ Meetings
EVENT	DATE
Board of Directors’ Meeting- Resignation of a Vice-President Officer and deliberation regarding capital increase on the Company’s subsidiary	01/31/2014
Filing of the main resolutions of the Board of Directors’ Meeting to BM&FBOVESPA	01/31/2014
Submission of the Minutes of Board of Directors’ Meeting to BM&FBOVESPA	01/31/2014
EVENT	DATE
Board of Directors’ Meeting- Approval of grant of guarantee by the Company	02/14/2014
Filing of the main resolutions of the Board of Directors’ Meeting to BM&FBOVESPA	02/14/2014
Submission of the Minutes of Board of Directors’ Meeting to BM&FBOVESPA	02/14/2014
EVENT	DATE
Board of Directors’ Meeting- Disclosure of the 4th quarter 2013 financial results and election of Executive Officers and Approval of Documents for the 2014 Annual General Meeting	03/25/2014
Filing of the main resolutions of the Board of Directors’ Meeting to BM&FBOVESPA	03/25/2014
Submission of the Minutes of Board of Directors’ Meeting to BM&FBOVESPA	03/25/2014
EVENT	DATE
Board of Directors’ Meeting -Disclosure of the 1st quarter 2014 financial results	05/13/2014
Filing of the main resolutions of the Board of Directors’ Meeting to BM&FBOVESPA	05/13/2014
Submission of the Minutes of Board of Directors’ Meeting to BM&FBOVESPA	05/13/2014
3

Board of Directors’ Meetings
EVENT	DATE
Board of Directors’ Meeting - Capital increase of the Company.	05/28/2014
Filing of the main resolutions of the Board of Directors’ Meeting to BM&FBOVESPA	05/28/2014
Submission of the Minutes of Board of Directors’ Meeting to BM&FBOVESPA	05/28/2014
EVENT	DATE
Board of Directors’ Meeting- Disclosure of the 2nd quarter 2014 financial results	08/12/2014
Filing of the main resolutions of the Board of Directors’ Meeting to BM&FBOVESPA	08/12/2014
Submission of the Minutes of Board of Directors’ Meeting to BM&FBOVESPA	08/12/2014
EVENT	DATE
Board of Directors Meeting - Disclosure of the 3rd quarter 2014 financial results	11/11/2014
Filing of the main resolutions of the Board of Directors’ Meeting to BM&FBOVESPA	11/11/2014
Submission of the Minutes of Board of Directors’ Meeting to BM&FBOVESPA	11/11/2014
EVENT	DATE
Board of Directors’ Meeting - Approval of 2015 Budget	12/19/2014
Filing of the main resolutions of the Board of Directors’ Meeting to BM&FBOVESPA	12/19/2014
Submission of the Minutes of Board of Directors’ Meeting to BM&FBOVESPA	12/19/2014
4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 21, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.